June 12, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20459-1004

Gentlemen:

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 submitted herewith is the Annual Report on Form U5S/A (Amendment 2) for the year ended December 31, 1996 for the Northeast Utilities system.


                              Very truly yours,

                              /s/ Wayne S. Chapman
                                  Wayne S. Chapman







                        COMMISSION FILE NUMBER:  30-246

                       SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549-1004

                                   FORM U5S/A

                                 ANNUAL REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                               (AMENDMENT NO. 2)



      FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY

                              NORTHEAST UTILITIES


       174 BRUSH HILL AVENUE, WEST SPRINGFIELD, MASSACHUSETTS 01090-0010

                              (CORPORATE ADDRESS)

                 SELDEN STREET, BERLIN, CONNECTICUT 06037-1616

                            (PRINCIPAL HEADQUARTERS)




Item 10:  Financial Statements and Exhibits

Securities and Exchange Commission (SEC) Inquiry

The SEC inquired into the Northeast Utilities (NU) system's accounting for nuclear compliance costs. These costs are the unavoidable incremental costs associated with the current nuclear outages required to be incurred prior to restart of the units in accordance with correspondence received from the NRC early in 1996. The SEC's view is that these unavoidable costs associated with nuclear outages and procedures to be implemented at nuclear power plants in response to regulatory requirements required prior to restart of the units should be expensed as incurred. During 1996 and 1997, NU and its wholly owned subsidiaries, The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO), reserved for these unavoidable incremental costs that they expected to incur to meet NRC standards. The SEC advised NU, CL&P, PSNH and WMECO to reflect these costs as they are incurred. While NU and its independent auditors, Arthur Andersen LLP, believed the accounting was required by, and was in accordance with, generally accepted accounting principles, the company has agreed to adjust its accounting for nuclear compliance costs and amend its 1996 and 1997 Form 10-K filings. This amendment on Form U5S/A incorporates by reference Items 8 and 14 of the 1997 Form 10-K/As of NU, CL&P, PSNH and WMECO which reflect the change in accounting.




                                   SIGNATURE


Northeast Utilities, a registered holding company, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                              NORTHEAST UTILITIES




                              By:  /s/ John J. Roman
                                       John J. Roman
                                       Vice President and Controller



June 10, 1998